Exhibit 3.15

Series Collection Drop 015, a Series of Otis Collection LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Otis Collection LLC, as in effect as of the effective date set forth below (the “Operating Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Operating Agreement.

Name of Series	Series Collection Drop 015, a Series of Otis Collection LLC (“Series Collection Drop 015”).
Effective Date of Establishment	October 18, 2021.
Managing Member
Otis Wealth, Inc. was appointed as the Managing Member of Series Collection Drop 015 with effect from the date of the Operating Agreement and shall continue to act as the Managing Member of Series Collection Drop 015 until dissolution of Series Collection Drop 015 pursuant to Section 11.01(b) or its removal and replacement pursuant to Section 4.03 or ARTICLE X.

Initial Member	Otis Wealth, Inc.
Series Collection Drop 015 Asset
The Series Collection Drop 015 Asset shall be an SGC GM 10-graded 2018-19 Panini Flawless Signature Prime Materials Luka Doncic #SP-LDC trading card to be acquired by Series Collection Drop 015 following the closing of the Initial Offering and any assets and liabilities associated with such asset and such other assets and liabilities acquired by Series Collection Drop 015 from time to time, as determined by the Managing Member in its sole discretion.

Asset Manager	Otis Wealth, Inc.
Asset Management Fee
Pursuant to an Asset Management Agreement to be executed following the closing of the Initial Offering, the Asset Manager will be entitled to a Sourcing Fee as compensation for sourcing the Series Collection Drop 015 Asset that is equal to 3.35% of the gross proceeds of the Initial Offering, which the Asset Manager may waive in its sole discretion.

Issuance	Subject to Section 6.03(a), the maximum number of Series Collection Drop 015 Interests the Company can issue is 50,000.
Number of Series Collection Drop 015 Interests held by the Managing Member
On the date hereof, Series Collection Drop 015 hereby grants to the Managing Member a single Series Collection Drop 015 Interest, which Interest shall be considered issued and outstanding as of the date hereof but may not be recorded in the books of the Company until the closing of the Initial Offering of Series Collection Drop 015 Interests. Consideration for such initial issuance shall be paid after the date hereof but prior to the closing of the Initial Offering.

Broker	Dalmore Group, LLC.
Brokerage Fee	1% of the purchase price of the Series Collection Drop 015 Interests sold in the Initial Offering of the Series Collection Drop 015 Interests.

Other Rights
Holders of Series Collection Drop 015 Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of Series Collection Drop 015 Interests.

Officers
There shall initially be no specific officers associated with Series Collection Drop 015, although the Managing Member may appoint officers of Series Collection Drop 015 from time to time, in its sole discretion.

Minimum Interests	One (1) Interest per Member.
Managing Member Minimum and Maximum Interests	The Managing Member may purchase a minimum of 2% and a maximum of 19.99% of Series Collection Drop 015 Interests at the closing of the Initial Offering, although such minimum and maximum thresholds may be waived or modified by the Managing Member in its sole discretion.